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                                  Exhibit 4.13

Rodney R. Schoemann Sr.
Managing Member SVC,LLC
3904 Wheat Drive
Metairie, Louisiana 70002
August 25, 1999
1(504) 454-6455
RE: Consulting Agreement

Mr. Daniel Brandano
President of AFFT
1000 Second Ave. South
Suite 1100S
St. Petersburg, FL

Dear Dan,

Starting September 1st, 1999 until such time that all of the shares from the various agreements with Schoemann Venture Capital, LLC ("SVC,LLC") and AFFT have been fully registered and unrestricted or other financing has been obtained by AFFT; SVC,LLC in an effort to help AFFT to conserve there cash position and cash flow needs, will elect to defer future "Consulting Fee" payments that are presently being made to SVC,LLC on a monthly basis of $13,333.32. If AFFT agrees to the above, as evidenced by execution of this letter agreement, SVC,LLC will charge interest on any future outstanding balance at a rate of 5% per annum until the amount of principle and interest is paid in full, BUT must be fully paid before 3/01/2000. The full amount of principle and interest starting on 9/01/99 will become due when the company and/or any of its subsidiaries obtain any funding, working capital, interim financing or financing, but definitely become due before 3/01/2000.

This offer is being made to AFFT in an effort to help the company conserve its cash flow until such time that the company obtains additional funding as to be in a better financial condition to pay the agreed upon consulting fee. A balance of $12,500.00 is due 8/25/99. This amount must be paid in full 8/25/99, as stated in previous agreements between AFFT and SVC,LLC, and before the terms of this letter become binding on SVC,LLC. Furthermore, AFFT will still remain obligated to pay any and all expenses, other than the consulting agreement, that are stated in the various contracts with SVC,LLC. These expenses must be paid within 10 days of receipt by AFFT.

Sincerely,


/s/ Rodney R. Schoemann, Sr.
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Rodney R. Schoemann, Sr.
Managing Member
Schoemann Venture Capital, LLC


/s/ D.G. Brandano
----------------------------
Daniel Brandano
President
Affinity International Travel Systems, Inc. ("AFFT")